UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

CANADA LIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

330 University Avenue, Toronto, Ontario, Ontario M5G 1R8

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

INDEX TO FORM 6K
SIGNATURES
Press Release
Material Change Report
Dividend Letter

CANADA LIFE FINANCIAL CORPORATION

INDEX TO FORM 6K

Page

Press Release	99.1
Material Change Report	99.2
Dividend Letter	99.3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION

(Registrant)

Date:	February 5, 2003	By: /s/ ROY W. LINDEN

Roy W. Linden Secretary and Chief Compliance Officer